Coca-Cola European Partners Limited c/o Jordans Limited

20-22 Bedford Row

London, WC1R 4JS

April 8, 2016

VIA EDGAR AND FACSIMILE

David Link

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Washington, D.C. 20549

Re:	Coca-Cola European Partners Limited
Registration Statement on Form F-4
File No. 333-208556

Dear Mr. Link:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Coca-Cola European Partners Limited (the “Company”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 3:00 p.m., Eastern time, on April 11, 2016 or as soon as possible thereafter.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Company will promptly notify the U.S. Securities and Exchange Commission (the “Commission”) of such change, in which case the Company may be making an oral request for acceleration of the effectiveness of the above-captioned Registration Statement on Form F-4, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933. Such request may be made by any officer of the Company or by any lawyer with Cahill Gordon & Reindel LLP.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve each filing person from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the filing person may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Helene Banks of Cahill Gordon & Reindel llp at (212) 701-3439 with any questions you may have concerning this request. In addition, please contact Ms. Banks when this request for acceleration has been granted.

Sincerely,

Coca-Cola European Partners Limited.

By:	/s/ Isabela Pérez Nivela
	Name:	Isabela Pérez Nivela
	Title:	Director

cc:	John R. Parker, Jr. (Coca-Cola Enterprises Inc.)
Matthew P. Salerno (Cleary Gottlieb Steen & Hamilton LLP)
Eric S. Shube (Allen & Overy LLP)
Helene R. Banks (Cahill Gordon & Reindel LLP)